Exhibit 99.2

Associated Estates Realty Corporation
Third Quarter 2004
Earnings Release and Supplemental Financial Data



The Falls
3925 Satellite Boulevard
Duluth, GA 30096-5061

Tel: (770) 476-9416
WebSite: www.thefallsapartments.com

The Falls, located in Duluth Georgia, the heart of the Metro Atlanta area, offers residents and guests convenient access to fine dining, entertainment, and shopping. Amenities include two resort-style swimming pools, lake views, a car wash facility, tennis courts, a fully equipped fitness center, and more.

Associated Estates Realty Corporation   **Phone:**   (216) 261-5000
5025 Swetland Court   **Fax:**   (216) 289-9600
Cleveland, Ohio 44143-1467   **Web Site:** www.aecrealty.com

Investor contact: Barbara E. Hasenstab
Vice President of Investor Relations
   and Corporate Communications
(216) 797-8798
IR@aecrealty.com

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Historical results and percentage relationships set forth in the Consolidated Statements of Operations contained in the financial statements of the Company's supplemental information, including trends which might appear, should not be taken as indicative of future operations. In addition, this news release contains forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, preliminary expectations regarding the Company's 2005 performance, which are based on certain assumptions as noted in this news release. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates", and similar expressions are intended to identify forward looking statements. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, including without limitation the following: changes in economic conditions in the markets in which the Company owns and manages properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available apartments and change in market rental rates; increases in property and liability insurance costs; changes in government regulations affecting the Affordable Housing properties and other properties operated by the Company; changes in or termination of contracts relating to third party management and advisory business; inability to renew current Housing Assistance Payment ("HAP") contracts at existing rents; weather and other conditions that might adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, and real estate tax valuation reassessments; the inability of the Company to achieve anticipated reductions in operating expenses and increases in revenues; the results of litigation filed or to be filed against the Company; risks related to the Company's joint ventures; and risks of personal injury claims and property damage related to mold claims because of diminished insurance coverage.



Associated Estates Realty Corporation
Third Quarter 2004
Supplemental Financial Data

Table of Contents   **Page**

ASSOCIATED ESTATES REALTY CORPORATION ANNOUNCES
SOLID THIRD QUARTER RESULTS

Cleveland, Ohio - October 27, 2004 - Associated Estates Realty Corporation (NYSE: AEC) today reported a net loss of $0.20 per common share (basic and diluted) for the third quarter ended September 30, 2004 compared with a net loss of $0.26 per common share (basic and diluted) for the third quarter ended September 30, 2003.

Funds from operations (FFO) for the quarter increased 28 percent, to $0.23 per common share (basic and diluted) for the third quarter ended September 30, 2004 from $0.18 per common share (basic and diluted) for the third quarter ended September 30, 2003. A reconciliation of net income to FFO is included on page 9.

The increase in FFO per share compared with the third quarter of 2003 reflects the following improvements:

. An increase of 3.2 percent in total revenues for the quarter, to $40,573,000 for the third quarter of 2004 from $39,326,000 for the third quarter of 2003;

. An increase of 7.1 percent in net operating income (NOI) from the Company's same store (market-rate) portfolio compared with the third quarter of 2003;

. An improvement of 3.7 percentage points in the operating margin for the Company's same store (market-rate) portfolio compared with the third quarter of 2003; and

. An increase of $0.06 per share in the contribution from the Company's same store (market-rate) portfolio. The actual contribution from the same store (market-rate) portfolio was $0.17 per share in the third quarter of 2004 compared with $0.11 per share in the third quarter of 2003.

Additional quarterly and year-to-date financial information, including segment detail and performance by region for the Company's same store portfolio, is included on pages 11 through 16.

Same Store (Market-Rate) Portfolio

Revenues for the third quarter of 2004 from the Company's same store (market-rate) portfolio declined 0.7 percent, and total property operating expenses for the same store (market-rate) portfolio decreased 7.6 percent, resulting in a 7.1 percent increase in net operating income (NOI) compared with the third quarter of 2003. The decline in property operating expenses reflects decreases in controllable expenses, including: personnel, advertising and promotion, repairs and maintenance, and other operating expenses such as credit investigation costs. Utilities and real estate taxes were essentially flat.

The operating margin for the same store (market-rate) portfolio for the third quarter of 2004 improved 3.7 percentage points compared with the comparable period in 2003, primarily reflecting the Company's continued focus on controllable expenses.

For the third quarter, the average rent per unit for the same store (market-rate) properties increased 0.9 percent to $798, while the average net collected rent of $674 declined 0.4 percent per unit compared with the third quarter of 2003. Rent concessions averaged $554 per unit leased in the third quarter of 2004 compared with $418 per unit leased in the third quarter of 2003. Physical occupancy was 92.6 percent at the end of the quarter compared with 93.6 percent at the end of the third quarter of 2003.

Year to Date Performance

For the nine months ended September 30, 2004, net income was $0.05 per common share (basic and diluted) compared with a net loss of $0.80 per common share (basic and diluted) for the nine months ended September 30, 2003. The results for the first nine months of 2004 include a gain of approximately $0.50 per share from the sale of a property in the second quarter.

Funds from operations (FFO) for the first nine months of 2004 were $0.82 per common share (basic and diluted) compared with $0.49 per common share (basic and diluted) for the nine months ended September 30, 2003. The significant increase in FFO per share compared with the first nine months of 2003 consists primarily of the following:

- An increase of $0.28 per share in the contribution from the Company's same store (market-rate) portfolio. The actual contribution from the same store (market-rate) portfolio was $0.59 per share in the first nine months of 2004 compared with $0.31 per share in the first nine months of 2003;

- An increase of $0.06 per share in the contribution from the Company's management and service operations in the first nine months of 2004 compared with the comparable period of 2003, primarily from the Company's painting subsidiary; and

- An increase of 4.8 percent in total revenues, primarily related to an increase in revenue of $4,353,000 from the Company's painting subsidiary. Total revenues for the first nine months of 2004 were $120,896,000 compared with $115,338,000 for the first nine months of 2003.

A reconciliation of net income to FFO is included on page 9.

Acquisitions and Dispositions

The principal portion of the proceeds from the sale of College Towers, a 459-unit student housing apartment community located near Kent State University in Kent, Ohio, was invested in Courtney Chase Apartments, a newly constructed 288-unit apartment community located in Orlando, Florida.

Advisory Business

Effective October 17, the Company's subsidiary, MIG Realty Advisors, ceased providing asset and property management services for one of its advisory clients. Revenue recognized for this client for the nine-month period ended September 30, 2004 was $345,000, primarily related to one property located in Pittsburgh, Pennsylvania.

In addition, a 422-unit advisory client owned property located in Highlands Ranch, Colorado was sold last week. Revenue recognized for this property for the nine-month period ended September 30, 2004 was $245,000. Disposition fees of $202,000 from the sale of this property will be reflected in the Company's fourth quarter 2004 results.

Outlook

"Although the apartment business in most of our markets remains soft, we are pleased with the year-to-date improvements in our same store operating margins," said Jeffrey I. Friedman, President and CEO.

"We continue to expect to generate FFO on the high end of our previously stated range of $1.05 to $1.10 per share for the year 2004," said Friedman. "At these FFO levels, we would expect our 2004 funds available for distribution (FAD) to be in excess of $0.75 per share."

Preliminary FFO and FAD expectations for the year 2005 are estimated in the range of approximately $1.05 to $1.10 per share and in the range of approximately $0.71 to $0.76 per share, respectively, based on the following assumptions:

- A decrease of approximately $1.3 million, or approximately $0.07 per share, in management fees primarily attributable to the loss of certain advisory properties previously under management and the associated disposition fees earned;

- A decrease of approximately $1.3 million, or approximately $0.07 per share, from the Company's painting subsidiary as a result of the return to a more "normalized" level of activity for this business;

- Flat same store (market-rate) occupancy in the range of 92 to 93 percent;

- Same store (market-rate) revenue growth of approximately two percent for the Company's Midwest portfolio and approximately four percent for the Company's portfolios in all other markets;

- Expense increases of approximately two percent for the Company's entire same store (market-rate) portfolio;

- A one-point improvement in same store (market-rate) operating margins;

- A 150-basis point increase in the interest rate on the Company's floating rate debt; and

- Recurring capital expenditures of approximately $550 per unit.

Associated Estates Realty Corporation
Financial and Operating Highlights
For the Three and Nine Months Ended September 30, 2004 and 2003
(Unaudited; in thousands, except per share and ratio data)

| | Three Months Ended September 30, | | Nine Months Ended, September 30, | |
OPERATING INFORMATION	2004	2003	2004	2003
Total revenues	$ 40,573	$ 39,326	$ 120,896	$ 115,338
Property revenues	$ 35,691	$ 35,184	$ 105,202	$ 103,438
Net (loss) income applicable to common shareholders	$ (3,816)	$ (4,947)	$ 929	$ (15,556)
Per share:				
Basic	$ (0.20)	$ (0.26)	$ 0.05	$ (0.80)
Diluted	$ (0.20)	$ (0.26)	$ 0.05	$ (0.80)
Funds From Operations (FFO) [1]	$ 4,569	$ 3,585	$ 15,907	$ 9,420
FFO per share:				
Basic	$ 0.23	$ 0.18	$ 0.82	$ 0.49
Diluted	$ 0.23	$ 0.18	$ 0.82	$ 0.49
Funds Available for Distribution (FAD) [2]	$ 2,375	$ 1,019	$ 12,185	$ 5,752
Dividends per share	$ 0.17	$ 0.17	$ 0.51	$ 0.51
Payout ratio - FFO	73.9%	94.4%	62.2%	104.1%
Payout ratio - FAD	141.7%	340.0%	82.3%	170.0%
Common dividends - paid	$ 3,339	$ 3,309	$ 9,989	$ 9,929
Preferred dividends - paid	$ 1,371	$ 1,371	$ 4,113	$ 4,114
Service companies expense	$ 1,108	$ 937	$ 3,010	$ 2,759
General and administrative expense	$ 1,941	$ 1,566	$ 5,654	$ 4,845
Interest expense [3]	$ 9,964	$ 9,884	$ 29,397	$ 29,738
Interest coverage ratio [4]	1.61:1	1.53:1	1.69:1	1.50:1
Fixed charge coverage ratio [5]	1.43:1	1.36:1	1.49:1	1.33:1
General and administrative expense to property revenue	5.4%	4.5%	5.4%	4.7%
Interest expense to property revenue	27.9%	28.1%	27.9%	28.7%
Total NOI [6]	18,526	17,171	56,800	50,494
Property NOI [7]	18,214	16,749	55,129	49,391
ROA [8]	7.9%	7.4%	7.9%	7.4%
Same store market-rate revenue (decrease) increase	(0.7)%	(0.6)%	0.9%	(0.7)%
Same store market-rate expense (decrease) increase	(7.6)%	7.6%	(8.7)%	11.1%
Same store market-rate NOI increase (decrease)	7.1%	(8.4)%	11.5%	(11.2)%
Same store market-rate operating margins	50.6%	46.9%	52.3%	47.3%

(1) The Company defines FFO as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted, however, that certain other real estate companies may define FFO in a different manner.

(2) The Company defines FAD as FFO plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects that recurring capital expenditures are necessary to maintain the associated real estate.

(3) Excludes amortization of financing fees of $263 and $800 for the three months and nine months 2004 and $288 and $876 for the three and nine months 2003.

(4) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs.

(5) Represents interest expense and preferred stock dividend payment coverage.

(6) NOI is determined by deducting property operating and maintenance expenses, direct property management and service companies expenses and painting service expense from total revenues. The Company evaluates the performance of its reportable segments based on NOI. The Company considers NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service companies at the property and management service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

(7) Property NOI is determined by deducting property operating and maintenance expenses from total property revenue. The Company considers property NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio at the property level and is used to assess regional property level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

(8) ROA is calculated as trailing twelve month property NOI divided by average gross real estate assets.

Associated Estates Realty Corporation
Financial and Operating Highlights
Third Quarter 2004
(Unaudited; in thousands, except per share and ratio data)

	September 30, 2004		December 31, 2003	
MARKET CAPITALIZATION DATA				
Net real estate investments	$	668,492	$	661,585
Total assets	$	712,350	$	704,793
Total debt	$	557,432	$	543,496
Minority interest	$	2,172	$	2,172
Preferred stock	$	56,250	$	56,250
Total shareholders' equity	$	113,438	$	121,428
Common shares outstanding		19,654		19,479
Share price, end of period	$	9.99	$	7.31
Total market capitalization[1]	$	832,592	$	768,543
Debt to total assets		78.3%		77.1%

(1) Includes our share of unconsolidated debt of $22,567 and $26,406 as of September 30, 2004 and December 31, 2003, respectively.

Associated Estates Realty Corporation
Financial and Operating Highlights
Third Quarter 2004

PORTFOLIO INFORMATION		
		No. of
Company Portfolio:	Properties	Units
Directly owned:		
Affordable Housing	12	1,246
"Same Store" Market-Rate	60	15,369
Acquisition	1	288
Joint ventures	3	951
Third party managed:		
Residential[1]	34	6,445
Commercial	1	-
Total Company Portfolio	111	24,299

(1) Effective October 17, 2004, the Company ceased managing one property consisting of 396 units for an advised client, as the client transferred management to another Adviser. Additionally, effective October 22, 2004, the Company ceased managing another property consisting of 422 units for another advised client as that property was sold.

Associated Estates Realty Corporation
Condensed Consolidated Balance Sheets
Third Quarter 2004
(Unaudited; dollar amounts in thousands)

	September 30, 2004	December 31, 2003
ASSETS		
Real estate assets		
Investment in real estate	$ 951,309	$ 920,444
Construction in progress	4,757	5,527
Less: accumulated depreciation	(287,574)	(264,386)
Real estate, net	668,492	661,585
Cash and cash equivalents	1,591	2,212
Restricted cash	12,076	10,889
Other assets	30,191	30,107
Total assets	$ 712,350	$ 704,793
LIABILITIES AND SHAREHOLDERS' EQUITY		
Secured debt	$ 557,327	$ 543,391
Unsecured debt	105	105
Total indebtedness	557,432	543,496
Accounts payable and accrued expenses	39,308	37,697
Total liabilities	596,740	581,193
Operating partnership minority interest	2,172	2,172
Shareholders' equity		
Preferred shares, Class A cumulative redeemable, without par value;		
$250 per share liquidation preference; 3,000,000 authorized;		
225,000 issued and outstanding	56,250	56,250
Common shares, without par value, $.10 stated value; 50,000,000		
authorized; 22,995,763 issued and 19,653,906 and 19,478,681		
outstanding at September 30, 2004 and December 31, 2003, respectively	2,300	2,300
Paid-in capital	278,206	279,087
Accumulated distributions in excess of accumulated net income	(193,526)	(184,436)
Less: Treasury shares, at cost, 3,341,857 and 3,517,082 shares		
at September 30, 2004 and December 31, 2003, respectively	(29,792)	(31,773)
Total shareholders' equity	113,438	121,428
Total liabilities and shareholders' equity	$ 712,350	$ 704,793

Associated Estates Realty Corporation
Consolidated Statements of Operations
Three and Nine Months Ended September 30, 2004 and 2003
(Unaudited; dollar and share amounts in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2004	2003	2004	2003
REVENUE				
Rental income	$ 34,475	$ 34,286	$ 101,855	$ 100,772
Fee income and reimbursements	3,340	3,494	9,728	10,295
Painting Services	1,452	593	5,770	1,417
Other income	1,306	953	3,543	2,854
Total revenue	40,573	39,326	120,896	115,338
EXPENSES				
Property operating and maintenance	17,477	18,435	50,073	54,047
Depreciation and amortization	8,558	8,738	25,129	26,171
Direct property management and service companies expenses	3,551	3,168	9,874	9,379
Painting services and charges	1,081	586	4,307	1,534
General and administrative	1,941	1,566	5,654	4,845
Total expenses	32,608	32,493	95,037	95,976
Operating income	7,965	6,833	25,859	19,362
Interest income	62	34	158	116
Interest expense, net	(10,227)	(10,172)	(30,197)	(30,614)
(Loss) income before equity in net loss of joint ventures, minority interest and income from discontinued operations	(2,200)	(3,305)	(4,180)	(11,136)
Equity in net loss of joint ventures	(231)	(454)	(657)	(873)
Minority interest in operating partnership	(16)	(16)	(48)	(58)
(Loss) income from continuing operations	(2,447)	(3,775)	(4,885)	(12,067)
Income from discontinued operations:				
Operating income	2	199	245	625
Gain on disposition of property	-	-	9,682	-
Income from discontinued operations	2	199	9,927	625
Net (loss) income	(2,445)	(3,576)	5,042	(11,442)
Preferred share dividends	(1,371)	(1,371)	(4,113)	(4,114)
Net (loss) income applicable to common shares	$ (3,816)	$ (4,947)	$ 929	$ (15,556)
Earnings per common share - basic:				
(Loss) income from continuing operations applicable to common shares	$ (0.20)	$ (0.27)	$ (0.46)	$ (0.83)
Income from discontinued operations	-	0.01	0.51	0.03
Net (loss) income applicable to common shares	$ (0.20)	$ (0.26)	$ 0.05	$ (0.80)
Earnings per common share - diluted:				
(Loss) income from continuing operations applicable to common shares	$ (0.20)	$ (0.27)	$ (0.46)	$ (0.83)
Income from discontinued operations	-	0.01	0.51	0.03
Net (loss) income applicable to common shares	$ (0.20)	$ (0.26)	$ 0.05	$ (0.80)
Funds From Operations (FFO) [1]	$ 4,569	$ 3,585	$ 15,907	$ 9,420
Funds Available For Distribution (FAD) [2]	$ 2,375	$ 1,019	$ 12,185	$ 5,752
Weighted average shares outstanding - basic	19,541	19,404	19,508	19,397
Weighted average shares outstanding - diluted	19,541	19,404	19,508	19,397

(1) The Company defines FFO as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted, however, that certain other real estate companies may define FFO in a different manner.

(2) The Company defines FAD as FFO plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects that recurring capital expenditures are necessary to maintain the associated real estate.

Associated Estates Realty Corporation
Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD)
(In thousands, except per share data)

CALCULATION OF FFO AND FAD	Three Months Ended September 30, 2004		Three Months Ended September 30, 2003		Nine Months Ended September 30, 2004		Nine Months Ended September 30, 2003	
Net (loss) income applicable to common shares	$	(3,816)	$	(4,947)	$	929	$	(15,556)
Add: Depreciation - real estate assets		8,003		8,032		23,561		24,086
Depreciation - real estate assets - joint ventures		247		401		818		1,056
Amortization of joint venture deferred costs		9		21		(1)		50
Amortization of intangible assets		126		78		282		234
Less: Gain on disposition of properties		-		-		(9,682)		(450)
Funds From Operations (FFO) [1]		4,569		3,585		15,907		9,420
Add: Depreciation - other assets		429		633		1,296		1,865
Depreciation - other assets - joint ventures		50		54		150		192
Amortization of deferred financing fees		263		288		800		876
Amortization of deferred financing fees - joint ventures		41		28		61		71
Less: Fixed asset additions [2]		(2,965)		(3,471)		(5,999)		(6,530)
Fixed asset additions - joint ventures [2]		(12)		(98)		(30)		(142)
Funds Available for Distribution (FAD) [3]	$	2,375	$	1,019	$	12,185	$	5,752
Weighted average shares outstanding - basic		19,541		19,404		19,508		19,397
Weighted average shares outstanding - diluted		19,541		19,404		19,508		19,397
PER SHARE INFORMATION:								
FFO - basic	$	0.23	$	0.18	$	0.82	$	0.49
FFO - diluted	$	0.23	$	0.18	$	0.82	$	0.49
Dividends	$	0.17	$	0.17	$	0.51	$	0.51
Payout ratio - FFO		73.9%		94.4%		62.2%		104.1%
Payout ratio - FAD		141.7%		340.0%		82.3%		170.0%

(1) The Company defines FFO as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted, however, that certain other real estate companies may define FFO in a different manner.

(2) Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions and only reflects the Company's prorata share of recurring joint venture capital additions.

(3) The Company defines FAD as FFO plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects that recurring capital expenditures are necessary to maintain the associated real estate.

Associated Estates Realty Corporation
Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures
(In thousands, except estimated GAAP useful life and cost per unit)

		Nine Months Ended September 30, 2004	
	Estimated GAAP Useful Life (Years)	Amount	Cost Per Unit[1]
OPERATING EXPENSES RELATED TO REPAIRS AND MAINTENANCE			
Repairs and maintenance[2]		$ 9,849	$ 593
Maintenance personnel labor cost[2]		5,190	312
Total Operating Expenses Related to Repairs and Maintenance		15,039	905
CAPITAL EXPENDITURES			
Recurring Capital Expenditures			
Amenities	5	79	5
Appliances	5	428	26
Building improvements[3]	14	1,695	102
Carpet and flooring	5	1,974	119
HVAC and mechanicals	15	512	31
Landscaping and grounds	14	401	24
Office/model	5	20	1
Suite improvements	5	93	5
Miscellaneous	5	102	6
Total Recurring Capital Expenditures - Properties		5,304	319
Corporate capital expenditures[4][5]		695	42
Total Recurring Capital Expenditures		5,999	361
Total Recurring Capital Expenditures and Repairs and Maintenance		$ 21,038	$ 1,266
Total Recurring Capital Expenditures		$ 5,999	
Investment/Revenue Enhancing Expenditures:			
Siding/Painting [6]	10	51	
Lobby renovation [7]	30	1,034	
Retail space buildout [7]	5	32	
Underground parking garage [7]	30	2,077	
Grand Total Capital Expenditures		$ 9,193	

(1) Calculated using 16,615 units, including 1,246 affordable housing units and 15,369 same store (market-rate) units.

(2) Included in property operating and maintenance expense in the Consolidated Statements of Operations.

(3) Includes primarily building exterior work, exterior painting and new roofs.

(4) Includes upgrades to computer hardware and software as well as corporate office furniture and fixtures.

(5) Includes $29 of capital lease payments.

(6) Related to two market-rate assets.

(7) Related to single market-rate asset.

Associated Estates Realty Corporation
Segment Information
(Unaudited, in thousands, except per share data)

	Three Months Ended September 30, 2004				
	Acquisitions/ Dispositions	Same Store Market-Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ 628	$ 32,600	$ 2,461	$ 4,884	$ 40,573
Interest income	-	1	1	60	62
Expenses	250	16,092	1,135	4,632	22,109
NOI [1]	378	16,509	1,327	312	18,526
Depreciation and amortization	311	7,733	320	194	8,558
General and administrative	33	1,765	143	-	1,941
Interest expense	110	10,063	1	53	10,227
	454	19,561	464	247	20,726
(Loss) income before equity in net income (loss) of joint ventures, minority interest and income from discontinued operations	(76)	(3,052)	863	65	(2,200)
Equity in net income (loss) of joint ventures	12	(178)	(65)	-	(231)
Minority interest in operating partnership	-	-	-	(16)	(16)
(Loss) income before income from discontinued operations	(64)	(3,230)	798	49	(2,447)
Income from discontinued operations	2	-	-	-	2
Net (loss) income	(62)	(3,230)	798	49	(2,445)
Preferred share dividends	(23)	(1,170)	(89)	(89)	(1,371)
Net (loss) income applicable to common shares	$ (85)	$ (4,400)	$ 709	$ (40)	$ (3,816)
Weighted average shares outstanding - basic					19,541
Weighted average shares outstanding - diluted					19,541
FFO per share - basic	$ 0.01	$ 0.17	$ 0.05	$ -	$ 0.23
FFO per share - diluted	$ 0.01	$ 0.17	$ 0.05	$ -	$ 0.23

	Three Months Ended September 30, 2003				
	Acquisitions/ Dispositions	Same Store Market-Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ -	$ 32,827	$ 2,352	$ 4,147	$ 39,326
Interest income	-	2	3	29	34
Expenses	(21)	17,416	1,040	3,754	22,189
NOI [1]	21	15,413	1,315	422	17,171
Depreciation and amortization	-	7,949	309	480	8,738
General and administrative	-	1,449	117	-	1,566
Interest expense	-	10,118	1	53	10,172
	-	19,516	427	533	20,476
Income (loss) before equity in net (loss) income of joint ventures, minority interest and income from discontinued operations	21	(4,103)	888	(111)	(3,305)
Equity in net (loss) income of joint ventures	(137)	(319)	2	-	(454)
Minority interest in operating partnership	-	-	-	(16)	(16)
(Loss) Income before income from discontinued operations	(116)	(4,422)	890	(127)	(3,775)
Income from discontinued operations	199	-	-	-	199
Net income (loss)	83	(4,422)	890	(127)	(3,576)
Preferred share dividends	(20)	(1,195)	(86)	(70)	(1,371)
Net income (loss) applicable to common shares	$ 63	$ (5,617)	$ 804	$ (197)	$ (4,947)
Weighted average shares outstanding - basic					19,404
Weighted average shares outstanding - diluted					19,404
FFO per share - basic	$ 0.01	$ 0.11	$ 0.06	$ -	$ 0.18
FFO per share - diluted	$ 0.01	$ 0.11	$ 0.06	$ -	$ 0.18

(1) The Company evaluates the performance of its reportable segments based on NOI. NOI is determined by deducting property operating and maintenance expenses, direct property management and service companies expenses and painting service expense from total revenues. The Company considers NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service company at the property and management and service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

Associated Estates Realty Corporation
Segment Information
(Unaudited, in thousands, except per share data)

	Nine Months Ended September 30, 2004				
	Acquisitions/ Dispositions	Same Store Market-Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ 628	$ 97,240	$ 7,326	$ 15,702	$ 120,896
Interest income	-	4	4	150	158
Expenses	251	46,426	3,396	14,181	64,254
NOI [1]	377	50,818	3,934	1,671	56,800
Depreciation and amortization	312	23,133	955	729	25,129
General and administrative	96	5,141	417	-	5,654
Interest expense	109	29,951	4	133	30,197
	517	58,225	1,376	862	60,980
(Loss) income before equity in net income (loss) of joint ventures, minority interest and income from discontinued operations	(140)	(7,407)	2,558	809	(4,180)
Equity in net income (loss) of joint ventures	62	(574)	(145)	-	(657)
Minority interest in operating partnership	-	-	-	(48)	(48)
(Loss) income before income from discontinued operations	(78)	(7,981)	2,413	761	(4,885)
Income from discontinued operations:					
Operating income	245	-	-	-	245
Gain on disposition of property	9,682	-	-	-	9,682
Net income (loss)	9,849	(7,981)	2,413	761	5,042
Preferred share dividends	(52)	(3,477)	(262)	(322)	(4,113)
Net income (loss) applicable to common shares	$ 9,797	$ (11,458)	$ 2,151	$ 439	$ 929
Weighted average shares outstanding - basic					19,508
Weighted average shares outstanding - diluted					19,508
FFO per share - basic	$ 0.03	$ 0.59	$ 0.16	$ 0.04	$ 0.82
FFO per share - diluted	$ 0.03	$ 0.59	$ 0.16	$ 0.04	$ 0.82

	Nine Months Ended September 30, 2003				
	Acquisitions/ Dispositions	Same Store Market-Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ -	$ 96,387	$ 7,023	$ 11,928	$ 115,338
Interest income	-	22	6	88	116
Expenses	(26)	50,843	3,230	10,913	64,960
NOI [1]	26	45,566	3,799	1,103	50,494
Depreciation and amortization	-	23,823	923	1,425	26,171
General and administrative	-	4,482	363	-	4,845
Interest expense	-	30,430	4	180	30,614
	-	58,735	1,290	1,605	61,630
Income (loss) before equity in net income (loss) of joint ventures, minority interest and income from discontinued operations	26	(13,169)	2,509	(502)	(11,136)
Equity in net income (loss) of joint ventures	54	(878)	(49)	-	(873)
Minority interest in operating partnership	-	-	-	(58)	(58)
Income (loss) before income from discontinued operations	80	(14,047)	2,460	(560)	(12,067)
Income from discontinued operations	625	-	-	-	625
Net income (loss)	705	(14,047)	2,460	(560)	(11,442)
Preferred share dividends	(62)	(3,590)	(263)	(199)	(4,114)
Net income (loss) applicable to common shares	$ 643	$ (17,637)	$ 2,197	$ (759)	$ (15,556)
Weighted average shares outstanding - basic					19,397
Weighted average shares outstanding - diluted					19,397
FFO per share - basic	$ 0.04	$ 0.31	$ 0.16	$ (0.02)	$ 0.49
FFO per share - diluted	$ 0.04	$ 0.31	$ 0.16	$ (0.02)	$ 0.49

(1) The Company evaluates the performance of its reportable segments based on NOI. NOI is determined by deducting property operating and maintenance expenses, direct property management and service companies expenses and painting service expense from total revenues. The Company considers NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service company at the property and management and service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

Associated Estates Realty Corporation
"Same Store" Market-Rate Data
Operating Results for the Last Five Quarters
(Unaudited, in thousands, except unit totals and per unit amounts)

	Quarter Ended				
	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003
Revenues					
Rental	$ 31,504	$ 31,527	$ 31,148	$ 31,511	$ 31,936
Other income	1,097	989	979	1,005	893
Total Revenue	32,601	32,516	32,127	32,516	32,829
Property Operating and Maintenance Expenses					
Personnel	4,006	4,015	4,025	4,174	4,716
Advertising	467	457	422	509	662
Utilities	2,053	1,869	2,355	2,086	2,021
Repairs and maintenance	3,659	3,298	2,537	3,374	3,908
Real estate taxes and insurance	4,416	4,334	4,195	3,890	4,425
Other operating	1,491	1,452	1,375	1,499	1,685
Total Expenses	16,092	15,425	14,909	15,532	17,417
Net Operating Income	$ 16,509	$ 17,091	$ 17,218	$ 16,984	$ 15,412
Operating Margin	50.6%	52.6%	53.6%	52.2%	46.9%
Total Number of Units	15,369	15,369	15,369	15,369	15,369
NOI Per Unit	$ 1,074	$ 1,112	$ 1,120	$ 1,105	$ 1,003
Average Net Collected Per Unit [1]	$ 674	$ 688	$ 668	$ 677	$ 677
Physical Occupancy - End of Period [2]	92.6%	92.4%	91.8%	92.5%	93.6%
Average Economic Occupancy [3]	84.5%	85.3%	85.6%	86.6%	85.7%

(1) Represents gross potential rents less vacancies and concessions.

(2) Is defined as number of units occupied divided by total number of units.

(3) Is defined as potential rent less vacancies and allowances divided by potential rent.

Associated Estates Realty Corporation
"Same Store" Market-Rate Data
Three Months Ended September 30, 2004 and 2003

		Three Months Ended September 30,			
		2004		2003	
REVENUE GROWTH					
Region	No. of	%	% of	%	% of
	Units	Change	Revenue	Change	Revenue
Arizona	204	(1.8)%	1.1%	7.2%	1.2%
Florida	1,128	4.8%	9.9%	0.3%	9.3%
Georgia	706	4.1%	4.0%	(4.3)%	3.8%
Indiana	836	1.8%	5.6%	(4.1)%	5.5%
Metro D.C.	667	4.7%	6.6%	0.5%	6.2%
Michigan	2,888	(1.9)%	18.7%	(2.4)%	18.9%
North Carolina	276	0.5%	1.6%	5.1%	1.6%
Ohio - Central Ohio	3,135	(2.9)%	18.7%	2.5%	19.2%
Ohio - Northeastern Ohio	3,727	(1.1)%	23.2%	(2.9)%	23.3%
Ohio - Northeastern - Congregate Care	170	(10.3)%	1.3%	33.8%	1.4%
Ohio - Toledo, Ohio	1,060	(2.1)%	5.9%	(1.8)%	6.0%
Pennsylvania	468	(4.9)%	2.5%	2.5%	2.6%
Texas	104	(8.2)%	0.9%	(2.2)%	1.0%
Total "Same Store" Market-Rate	15,369	(0.7)%	100.0%	(0.6)%	100.0%

		Three Months Ended September 30,			
		2004		2003	
EXPENSE GROWTH					
Region	No. of	%	% of	%	% of
	Units	Change	Expense	Change	Expense
Arizona	204	(6.8)%	1.2%	(21.4)%	1.2%
Florida	1,128	(7.3)%	9.8%	10.0%	9.8%
Georgia	706	(5.4)%	4.7%	(0.2)%	4.6%
Indiana	836	(7.9)%	5.4%	8.5%	5.4%
Metro D.C.	667	(1.5)%	4.8%	11.2%	4.5%
Michigan	2,888	(8.6)%	16.9%	0.7%	17.1%
North Carolina	276	(2.2)%	1.6%	15.1%	1.5%
Ohio - Central Ohio	3,135	(9.2)%	17.4%	7.5%	17.7%
Ohio - Northeastern Ohio	3,727	(10.1)%	26.3%	9.2%	27.0%
Ohio - Northeastern - Congregate Care	170	17.9%	2.4%	21.6%	1.9%
Ohio - Toledo, Ohio	1,060	(0.8)%	5.9%	14.4%	5.5%
Pennsylvania	468	(16.1)%	2.7%	30.2%	3.0%
Texas	104	(3.1)%	0.9%	9.5%	0.8%
Total "Same Store" Market-Rate	15,369	(7.6)%	100.0%	7.6%	100.0%

		Three Months Ended September 30,			
		2004		2003	
NOI GROWTH					
Region	No. of	%	% of	%	% of
	Units	Change	NOI	Change	NOI
Arizona	204	4.3%	1.1%	93.6%	1.1%
Florida	1,128	19.9%	9.9%	(9.5)%	8.9%
Georgia	706	21.0%	3.3%	(10.8)%	2.9%
Indiana	836	12.4%	5.9%	(14.9)%	5.6%
Metro D.C.	667	8.0%	8.3%	(5.2)%	8.2%
Michigan	2,888	4.3%	20.4%	(5.1)%	21.0%
North Carolina	276	3.5%	1.5%	(4.0)%	1.6%
Ohio - Central Ohio	3,135	3.2%	20.1%	(1.8)%	20.8%
Ohio - Northeastern Ohio	3,727	13.1%	20.2%	(17.6)%	19.1%
Ohio - Northeastern - Congregate Care	170	(73.6)%	0.2%	72.5%	0.9%
Ohio - Toledo, Ohio	1,060	(3.3)%	6.0%	(13.2)%	6.7%
Pennsylvania	468	12.1%	2.3%	(22.5)%	2.2%
Texas	104	(13.3)%	0.8%	(11.5)%	1.0%
Total "Same Store" Market-Rate	15,369	7.1%	100.0%	(8.4)%	100.0%

Associated Estates Realty Corporation
"Same Store" Market-Rate Data
Nine Months Ended September 30, 2004 and 2003

		Nine Months Ended September 30,			
		2004		2003	
REVENUE GROWTH					
Region	No. of	%	% of	%	% of
	Units	Change	Revenue	Change	Revenue
Arizona	204	4.2%	1.2%	(3.6)%	1.2%
Florida	1,128	3.3%	9.5%	(2.1)%	9.3%
Georgia	706	4.7%	4.0%	(4.2)%	3.9%
Indiana	836	(0.7)%	5.5%	(5.1)%	5.6%
Metro D.C.	667	2.2%	6.3%	0.0%	6.3%
Michigan	2,888	0.6%	18.9%	(3.1)%	19.0%
North Carolina	276	5.5%	1.5%	(5.9)%	1.5%
Ohio - Central Ohio	3,135	0.3%	18.9%	(0.3)%	19.0%
Ohio - Northeastern Ohio	3,727	1.0%	23.4%	3.6%	23.4%
Ohio - Northeastern - Congregate Care	170	(7.3)%	1.3%	30.6%	1.4%
Ohio - Toledo, Ohio	1,060	(2.6)%	5.9%	(4.9)%	6.1%
Pennsylvania	468	2.6%	2.6%	(1.6)%	2.6%
Texas	104	(6.2)%	1.0%	(0.3)%	0.7%
Total "Same Store" Market-Rate	15,369	0.9%	100.0%	(0.7)%	100.0%

		Nine Months Ended September 30,			
		2004		2003	
EXPENSE GROWTH					
Region	No. of	%	% of	%	% of
	Units	Change	Expense	Change	Expense
Arizona	204	(8.2)%	1.2%	(6.6)%	1.2%
Florida	1,128	(4.6)%	10.0%	11.7%	9.6%
Georgia	706	(11.1)%	4.7%	1.1%	4.8%
Indiana	836	(21.7)%	5.0%	21.0%	5.9%
Metro D.C.	667	(3.7)%	4.7%	12.7%	4.5%
Michigan	2,888	(6.3)%	17.3%	2.5%	16.8%
North Carolina	276	(5.1)%	1.6%	10.7%	1.5%
Ohio - Central Ohio	3,135	(7.8)%	17.5%	4.0%	17.4%
Ohio - Northeastern Ohio	3,727	(11.3)%	25.8%	19.2%	26.6%
Ohio - Northeastern - Congregate Care	170	(0.1)%	2.7%	37.5%	2.5%
Ohio - Toledo, Ohio	1,060	(4.9)%	5.7%	14.7%	5.5%
Pennsylvania	468	(12.3)%	2.8%	23.7%	2.9%
Texas	104	(2.7)%	1.0%	9.5%	0.8%
Total "Same Store" Market-Rate	15,369	(8.7)%	100.0%	11.1%	100.0%

		Nine Months Ended September 30,			
		2004		2003	
NOI GROWTH					
Region	No. of	%	% of	%	% of
	Units	Change	NOI	Change	NOI
Arizona	204	19.6%	1.2%	0.3%	1.1%
Florida	1,128	12.7%	9.1%	(14.6)%	9.0%
Georgia	706	34.7%	3.4%	(12.8)%	2.8%
Indiana	836	25.5%	5.9%	(25.3)%	5.2%
Metro D.C.	667	5.7%	7.8%	(6.4)%	8.2%
Michigan	2,888	6.8%	20.4%	(7.6)%	21.4%
North Carolina	276	17.8%	1.5%	(20.0)%	1.4%
Ohio - Central Ohio	3,135	7.9%	20.1%	(4.0)%	20.7%
Ohio - Northeastern Ohio	3,727	19.6%	21.1%	(13.6)%	19.7%
Ohio - Northeastern - Congregate Care	170	(86.0)%	0.0%	(15.5)%	0.3%
Ohio - Toledo, Ohio	1,060	(0.5)%	6.1%	(17.6)%	6.8%
Pennsylvania	468	23.6%	2.5%	(23.6)%	2.3%
Texas	104	(9.4)%	0.9%	(7.8)%	1.1%
Total "Same Store" Market-Rate	15,369	11.5%	100.0%	(11.2)%	100.0%

Associated Estates Realty Corporation
"Same Store" Market-Rate Data
As of September 30, 2004 and September 30, 2003

RENTAL

	No. of Units	Average Age[4]	Net Rent Collected per Unit [1]			Physical Occupancy [2]		Turnover Ratio [3]	
			Q3 2004	Q3 2003	% Change	Q3 2004	Q3 2003	Q3 2004	Q3 2003
Arizona	204	15	$ 615	$ 620	(0.8)%	89.2%	93.6%	72.5%	74.5%
Florida	1,128	8	933	880	6.0%	98.6%	93.8%	53.2%	60.6%
Georgia	706	17	602	582	3.4%	95.8%	90.9%	75.9%	58.4%
Indiana	836	9	709	704	0.7%	96.7%	95.8%	82.3%	77.5%
Metro D.C.	667	18	1,042	1,002	4.0%	95.8%	95.8%	60.6%	49.8%
Michigan	2,888	14	674	686	(1.7)%	95.4%	96.1%	64.8%	69.0%
North Carolina	276	10	609	605	0.7%	94.6%	96.7%	66.7%	39.1%
Ohio - Central Ohio	3,135	12	631	652	(3.2)%	93.5%	96.7%	79.9%	62.4%
Ohio - Northeastern Ohio	3,727	17	620	620	0.0%	87.3%	91.0%	63.5%	64.4%
Ohio - Northeastern - Congregate	170	22	558	678	(17.7)%	69.4%	71.2%	18.8%	18.8%
Ohio - Toledo, Ohio	1,060	23	586	596	(1.7)%	94.2%	90.3%	61.5%	65.7%
Pennsylvania	468	18	567	603	(6.0)%	86.5%	89.7%	62.4%	91.5%
Texas	104	11	857	906	(5.4)%	89.4%	94.2%	42.3%	65.4%
Total/Average "Same Store"									
Market-Rate	15,369	15	$ 674	$ 677	(0.4)%	92.6%	93.6%	67.2%	64.5%

(1)   Represents gross potential rents less vacancies and allowances.

(2)   Represents physical occupancy at the end of the period.

(3)   Represents the number of units turned over for the period, divided by the number of units in the region, annualized.

(4)   Age shown in years.

Associated Estates Realty Corporation
Debt Structure
As of September 30, 2004
(Dollar and share amounts in thousands)

	Balance Outstanding September 30, 2004	Percentage of Total Debt	Weighted Average Interest Rate
FIXED RATE DEBT			
Unsecured	$ 105	0.0%	6.9%
Secured	472,458	84.9%	7.7%
Total fixed rate debt	472,563	84.9%	7.7%
VARIABLE RATE DEBT			
Secured lines of credit	8,400	1.5%	3.2%
Secured	76,469	13.6%	3.7%
Total variable rate debt	84,869	15.1%	3.6%
TOTAL DEBT	$ 557,432	100.0%	7.1%
Interest coverage ratio [1]	1.69:1		
Fixed charge coverage ratio [2]	1.49:1		
Weighted average maturity	4.7 years		

SCHEDULED PRINCIPAL MATURITIES			
	Unsecured	Secured	Total
2004	$ 105	$ -	$ 105
2005	-	43,399	43,399
2006 [3]	-	40,041	40,041
2007	-	82,643	82,643
2008	-	41,423	41,423
Thereafter	-	349,821	349,821
Total	$ 105	$ 557,327	$ 557,432

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2004	2003	2004	2003
CAPITALIZED INTEREST				
Interest capitalized	$ -	$ (22)	$ -	$ (29)
INTEREST RATE SWAP				
Amortization of termination fee [4]	$ (119)	$ (119)	$ (357)	$ (357)
Interest rate swap expense	(102)	(231)	(604)	(664)
Total	$ (221)	$ (350)	$ (961)	$ (1,021)

(1) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs.

(2) Represents interest expense and preferred stock and restricted stock dividend payment coverage.

(3) Includes the scheduled maturity on one of the Company's line of credit, the outstanding balance of which was $8.4 million at September 30, 2004.

(4) On December 11, 2000, the Company executed termination agreements for two swaps. The Company received termination payments totaling $3.2 million, which are being amortized over the remaining terms of the swaps through 2007, at the rate of $37,693 per month or $476,317 per year.

Associated Estates Realty Corporation
Joint Venture Summary Data
For the Three and Nine Months Ended September 30, 2004 and 2003
(Unaudited, dollar amounts in thousands)

Balance Sheet Data	September 30, 2004	December 31, 2003
Real estate, net	$ 56,448	$ 77,898
Other assets	1,665	3,266
	$ 58,113	$ 81,164
Amount payable to the Company	$ -	$ 152
Mortgage payable	45,969	61,769
Other liabilities	956	949
Equity	11,188	18,294
	$ 58,113	$ 81,164

Beneficial Interest in Operations				
	Three Months Ended September 30,		Nine Months Ended September 30,	
	2004	2003	2004	2003
Revenue	$ 998	$ 929	$ 3,209	$ 2,458
Cost of operations	587	600	1,869	1,627
Revenue less cost of operation	411	329	1,340	831
Interest income	-	1	-	2
Interest expense	(300)	(322)	(975)	(946)
Depreciation - real estate assets	(247)	(284)	(818)	(680)
Depreciation - other	(50)	(50)	(150)	(174)
Amortization of deferred costs	(9)	(21)	1	(50)
Amortization of deferred financing fees	(41)	(21)	(61)	(59)
Discontinued Operations:				
Results of operations	5	(86)	6	(247)
Gain on sale of property	-	-	-	450
Net (loss) income	(231)	(454)	(657)	(873)
Add:				
Depreciation - real estate assets	247	401	818	1,056
Amortization of deferred costs	9	21	(1)	50
Less:				
Gain on disposition of property	-	-	-	(450)
Funds From Operations (FFO) [1]	$ 25	$ (32)	$ 160	$ (217)

Summary of Debt	Number of Units	At 100%	AERC's Prorata Share	Maturity Date
Lakeshore Village (50.0% Affordable Housing)	108	$ 4,188	$ 2,094	8/1/2031
Idlewylde Phase I (49.0% Market-Rate)	308	16,647	8,157	5/31/2005
Idlewylde Phase II (49.0% Market-Rate) [2]	535	25,134	12,316	12/10/2005
Total of all joint ventures	951	$ 45,969	$ 22,567	

[1] The Company defines FFO as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted, however, that certain other real estate companies may define FFO in a different manner.

[2] The Company has guaranteed the payment of 50.0% of the loan balance or approximately $12.6 million.